UNITED STATES

SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FOXO Technologies Inc.
(Name of Issuer)

Class A Common stock, par value $0.0001 per share
(Title of Class of Securities)

351471305
(CUSIP Number)

Spencer C Chritopher 7551 SW 67 Avenue Miami, FL 33146 305 726 7931
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00912N205_______

(1)	Names of reporting persons
Spencer C Christopher
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions)
OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with:

(7)	Sole voting power

(8)	Shared voting power
1,300,000 (1) (2)
(9)	Sole dispositive power

(10)	Shared dispositive power
1,300,000 (1) (2)

(11)	Aggregate amount beneficially owned by each reporting person
1,300,000 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

(13)	Percent of class represented by amount in Row (11)
14.53% (A)
(14)	Type of reporting person (see instructions)
IN

(1)	Represents shares issued to Kr8 ai Inc., of which the Reporting Person is an officer, director and shareholder as consideration for rights granted and services to be rendered pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. The terms of the Master Software and Services Agreement provide for the issuance of additional shares to Kr8 ai Inc. on terms and conditions set forth therein.

(2)	Gives no effect to shares which may be issued pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer.

(A)	Based upon 8,946,032 shares reported outstanding as of February 2, 2024, and gives no effect to shares which may be issued pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A common stock of FOXO Technologies Inc. (“Issuer”).

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This statement is being filed by Spencer C Christopher referred to as “Reporting Person.”

(b)	The address of the Reporting Person is 7551 SW 67 Avenue, Miami, Florida 33146.

(c)	The Reporting Person is engaged as Chief Technology Officer of Kr8 ai inc., which maintains an address at 1037 N Laurel Avenue, West Hollywood, California 90046.

(d)	During the past 5 years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the past 5 years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities of the Issuer attributed to the Reporting Person reflect 1,300,000 shares of Class A common stock held indirectly by the Reporting Person. These shares were issued to Kr8 ai Inc., of which the Reporting Person is a shareholder, director and officer, for rights granted and services to be rendered pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. The terms of the Master Software and Services Agreement provide for the issuance of additional shares to Kr8 ai Inc. on terms and conditions set forth therein.

The transactions between Kr8 ai Inc. and the Issuer is described in a Report of the Issuer on Form 8-K.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person is deemed to have acquired the shares referred to above due to their acquisition by Kr8 ai Inc. for the grant of rights and services to be rendered pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer and holds such securities for investment purposes.

As an indirect stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, his investment in the Issuer and opportunities to dispose of all or portions of securities of the Issuer held directly or indirectly by the Reporting Person. Depending on the factors discussed below and other factors, and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of some or all of his securities of the Issuer or make proposals to the Issuer. Subject to compliance with applicable laws and the Issuer’s policies, any transactions or activities that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, whether various strategic transactions by the Issuer have occurred or may occur; the securities markets in general and those for the Issuer’s securities in particular; the financial condition, results of operations and prospects of the Issuer, including, the Issuer’s ability to compensate Kr8 ai Inc. in cash for services rendered or to be rendered; management and corporate governance of the Issuer; general economic, financial market and industry conditions; other investment and business opportunities available to the Reporting Person; tax considerations; and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of shares of Class A common stock and percentage of Class A common stock of the Issuer owned by the Reporting Person.

(b)	Not applicable.

(c)	During the past sixty days, except for shares received pursuant to the Master Software and Services Agreement, the Reporting Person has not effected any transactions in the Issuer’s Common Stock.

(d)	To the best knowledge of the Reporting Person, except as to the securities owned by Kr8 ai Inc., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable, except for such issuances of securities of the Issuer that may be made pursuant to the Master Software and Services Agreement between Kr8 ai Inc. and the Issuer. Reference is made to the Report on Form 8-K filed by the Issuer on January 19, 2024, for the terms and conditions of the Master Software and Services Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 15, 2024

Signature	/s/ Spencer C Christopher
Name/Title:	Spencer C Christopher

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